

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2021

Mark W. Peterson
Senior Vice President and Chief Financial Officer
Land Newco, Inc.
511 W. Freshwater Way
Milwaukee, Wisconsin 53204

>   **Re: Land Newco, Inc.**
>   **Registration Statement on Form 10-12G**
>   **Filed May 11, 2021**
>   **File No. 000-56281**

Dear Mr. Peterson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10-12G filed May 10, 2021

General

1.   Please comply with all applicable comments issued on Regal Beloit Corporation's Form S-4 filed on May 10, 2021.

Exhibit 3.1: Certificate of Incorporation, page 7

2.   Please revise paragraph 10.1 to indicate whether the provision applies to claims brought under the federal securities laws.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Mark W. Peterson
Land Newco, Inc.
June 7, 2021
Page 2

You may contact SiSi Cheng at 202-551-5004 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Anne Parker at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing